SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

ICOS Vision Systems Corporation NV

Esperantolaan, 8

3001 Heverlee

Trade Register of Leuven – No. 80.817

NOTICE IN CONNECTION WITH THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 13, 2003

The Annual General Meeting of Shareholders (the “Meeting”) of ICOS Vision Systems Corporation NV (the “Company”) will be held on May 13, 2003 at 11:00 a.m. local time at the Company’s offices at 3001 Heverlee, Esperantolaan 8, Heverlee, Belgium.

The agenda of the Meeting is the following:

*	Notification to the shareholders of the annual accounts of the Company, closed on December 31, 2002, the Board of Directors’ annual report and statutory auditor’s report with respect to the annual accounts of the Company, pursuant to Article 554 of the Belgian Company Code.

**	Notification to the shareholders of the consolidated annual accounts of the Company, closed on December 31, 2002, the Board of Directors’ annual report and statutory auditor’s report with respect to the consolidated annual accounts of the Company.

1.	Approval of the annual accounts of the Company, closed on December 31, 2002 including the allocation of results as set forth therein.

The annual accounts of the Company are prepared according to Belgian GAAP. These annual accounts differ significantly from the consolidated annual accounts of Company, prepared according to US GAAP and which also are enclosed.

2.	Approval of the appointment of the following Directors as independent Directors in accordance with Article 524, § 4 of the Belgian Company Code: Messrs. André Oosterlinck and Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée as its permanent representative (“vaste vertegenwoordiger/représentant permanent”), for a term ending immediately after the annual meeting of 2008, the date of the expiry date of their current mandate.

3.	Authorization to the Board of Directors to determine the fixed remuneration of the directors that are members of any advisory committee created by the Board of Directors, whereby such remuneration may not amount to more than 1,000 euro per meeting of such committee, and without prejudice to the powers of the shareholders’ meeting to determine, modify or abolish such remuneration.

4.	Granting discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2002 in accordance with Belgian law.

5.	Granting discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended December 31, 2002.

This English version is translated from the original Dutch version and is for information purposes only.

This notice is being sent to each shareholder of record registered in the Company’s share register on March 13, 2003. The Company notes that this notice may be sent by a shareholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the shareholder is holding (part or all of) its shares; such investors may, as proxy holders of the shareholder concerned, also grant the proxy mentioned below.

The purpose of the accompanying proxy materials is to solicit the addressees of this notice to grant a revocable proxy to Messrs. Antoon De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Finance Manager of the Company, for the purpose of representing them at the Meeting and exercising the voting rights attached to their shares or to the shares of record registered in the Company’s share register for which they have received a proxy themselves (with power of substitution).

Please note that only shareholders of record that are registered in the Company’s share register on the third business day preceding the date of the Meeting (i.e. May 8, 2003) will be entitled to attend and vote in person at the Meeting.

Proxies that are granted by persons that were registered as shareholders in the Company’s share register on March 13, 2003 but cease to be a shareholder by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual General Meeting. In the event such attendance quorum is not attained, an extra shareholders’ meeting will be convened that will be allowed to deliberate regardless of the share capital represented by the shareholders present.

In the event the attendance quorum of 33.3% is not attained at the Meeting, the extra shareholders’ meeting will be held on June 3, 2003 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Meeting”).

The notice for the Second Meeting will only be sent (by registered letter) to the shareholders of record registered in the Company’s share register on March 13, 2003. The proxies granted for the Meeting of May 13, 2003 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the shareholders of record registered in the Company’s share register on the third business day preceding the date of the Second Meeting (i.e. May 28, 2003), will be entitled to attend and vote in person at the Second Meeting.

By Order of the Board of Directors

/s/ Joseph Verjans
Heverlee, Belgium April 18, 2003	Joseph Verjans Chairman of the Board of Directors

This English version is translated from the original Dutch version and is for information purposes only.

ICOS Vision Systems Corporation NV

Esperantolaan, 8

3001 Heverlee

Trade Register of Leuven – No. 80.817

NOTICE IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 13, 2003

The Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of ICOS Vision Systems Corporation NV (the “Company”) will be held on May 13, 2003, immediately following the Annual Meeting of Shareholders of the Company starting at 11.00 a.m. local time at the Company’s offices at 3001 Heverlee, Esperantolaan 8, Belgium.

The agenda of the Meeting is the following:

1.	Authorization of the Board of Directors for a period of 18 months to redeem a maximum of 1,000,000 shares of the Company at a price of at least 0,01 euro and at the most 10 euro.

2.	Authorization of the Board of Directors to transfer the redeemed shares held by the Company (i) either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options; (ii) or by way of sale on a regulated market; (iii) or in any other manner or to any other person, in accordance with the interests of the Company, provided that the value received in consideration for such transfer amounts to at least 75% of the average closing price on NASDAQ Europe and, as of the listing thereon, on the First Market of Euronext Brussels during the thirty calendar days before such transfer.

3.	Amendment of the Articles of Association in order to reconcile certain provisions thereof with the modification of the Belgian Company Code pursuant to the Belgian Law of August 2, 2002 by:

(i) replacing in Article 25 the title ‘DIRECTIE COMITE – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – DAILY MANAGEMENT”) by ‘DIRECTIECOMITE – ADVISERENDE COMITES – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – ADVISORY COMMITTEE – DAILY MANAGEMENT”);

(ii) replacing in Artikel 25, first paragraph ‘De raad van bestuur mag binnen of buiten zijn kring elk directiecomité oprichten, elk raadgevend of technisch comité, al dan niet permanent, waarvan hij de samenstelling, de bevoegdheden en in voorkomend geval de vaste of veranderlijke vergoeding bepaalt, ten laste van de algemene kosten.’ (“The Board of Directors may create, whether or not among its members, any executive comittee, any advisory or technical committee, whether or not on a permanent basis, of which it shall determine the composition, the powers and the fixed or variable remuneration (if any) to be charged to the overhead expenses.”) by ‘De raad van bestuur mag binnen of buiten zijn kring een directiecomité oprichten waarvan hij de bevoegdheid, de werkwijze, de voorwaarden voor de aanstelling van de leden, hun ontslag, hun bezoldiging en de duur van hun opdracht bepaalt.

Binnen de raad van bestuur wordt een auditcomité opgericht dat belast is met het permanent toezicht op de afgewerkte dossiers van de commissaris. Daarnaast kan de raad van bestuur in zijn middentevens één of meer andere adviserende comités oprichten waarvan hij de samenstelling en de opdrachten bepaalt.’(“The Board of Directors may create, whether or not among its members, an executive comittee, of which it shall determine the powers, the procedure, the conditions for appointment of its members, their dismissal, their remuneration and the duration of their mandate.

Among the members of the Board of Directors an audit committee is created that is in charge of the permanent supervision of the accomplished missions of the statutory auditor. In addition, the board of directors may create, among its members, one or more advisory committees, of which it shall determine the composition and tasks.”);

This English version is translated from the original Dutch version and is for information purposes only.

(iii) replacing in Article 33, first paragraph ‘Het recht om deel te nemen aan de algemene vergadering wordt slechts verleend op grond van de inschrijving van de aandeelhouder in het register van de aandelen op naam van de vennootschap. Voornoemde inschrijving dient te zijn geschied tenminste drie werkdagen vóór de datum bepaald voor de bijeenkomst van de algemene vergadering.’(“The right to participate in the shareholders’ meeting is granted pursuant to the registration of the shareholder in the nominal share register of the company. Such registration must be take place at least three business days preceding the date of the gathering of the shareholders’ meeting”) by ‘Het recht om deel te nemen aan de algemene vergadering en er te stemmen wordt slechts verleend aan de aandeelhouders met betrekking tot de aandelen waarvan zij houder zijn om 24 uur op de vijfde werkdag voor de algemene vergadering (d.i. de registratiedatum). In een door de raad van bestuur aangewezen register wordt ingeschreven over hoeveel aandelen elke aandeelhouder beschikt op de registratiedatum om 24 uur. Bij de oproeping tot de algemene vergadering wordt de registratiedatum vermeld alsmede de wijze waarop de aandeelhouders zich kunnen laten registreren.’ (“The right to participate in, and to vote at, the shareholders’ meeting is only granted to the shareholders with respect to the shares of which they are the holder at 12 p.m. at the fifth business day preceding the general meeting (i.e. the registration date). In a register, designated thereto by the board of directors, the number of shares that each shareholder holds at the registration date at 12 p.m. will be registered. The notice for the shareholders’ meeting will set out the registration date, as well as the manner in which the shareholders may be registered.”).

This notice is being sent to each shareholder of record registered in the Company’s share register on March 13, 2003. The Company notes that this notice may be sent by a shareholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the shareholder is holding (part or all of) its shares; such investors may, as proxy holders of the shareholder concerned, also grant the proxy mentioned below.

The purpose of the proxy materials is to solicit the addressees of this notice to grant a revocable proxy to Messrs. Antoon De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Finance Manager of the Company, for the purpose of representing them at the Extraordinary Meeting and exercising the voting rights attached to their shares or to the shares of record registered in the Company’s share register for which they have received a proxy themselves (with power of substitution).

This English version is translated from the original Dutch version and is for information purposes only.

Please note that only shareholders of record that are registered in the Company’s share register on the third business day preceding the date of the Extraordinary Meeting (i.e. May 8, 2003) will be entitled to attend and vote in person at the Extraordinary Meeting.

Proxies that are granted by persons that were registered as shareholders in the Company’s share register on March 13, 2003 but cease to be a shareholder by the third business day preceding the date of the Extraordinary Meeting, shall be deemed to be null and void.

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. In the event such attendance quorum is not attained, an extra shareholders’ meeting will be convened that will be allowed to deliberate regardless of the share capital represented by the shareholders present. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80% of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposals no. 3, (i) through (iii) of the Extraordinary Meeting require the approval by a majority of 75% of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

In the event the attendance quorum of 50% is not attained at the Extraordinary Meeting, the extra shareholders’ meeting will be held on June 3, 2003 at 12.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Meeting”).

The notice for the Second Meeting will only be sent (by registered letter) to the shareholders of record registered in the Company’s share register on March 13, 2003. The proxies granted for the Extraordinary Meeting of May 13, 2003 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the shareholders of record registered in the Company’s share register on the third business day preceding the date of the Second Meeting (i.e. May 28, 2003), will be entitled to attend and vote in person at the Second Meeting.

By Order of the Board of Directors

/s/ Joseph Verjans
Joseph Verjans Chairman of the Board of Directors

Heverlee, Belgium

April 18, 2003.

This English version is translated from the original Dutch version and is for information purposes only.

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 13, 2003

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of ICOS Vision Systems Corporation NV, a Belgium corporation with its registered office at Esperantolaan, 8 – 3001 Heverlee, Belgium (the “Company”), for use at the Annual General Meeting of Shareholders (the “Annual Meeting”) and the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held on May 13, 2003, and at any adjournment or adjournments thereof (jointly referred to herein as the “Meeting”). The enclosed proxies relating to the Meeting are solicited on behalf of the board of directors of the Company (the “Board of Directors”). The cost of such solicitation will be borne by the Company. It is expected that this proxy statement and the accompanying proxies will be mailed on or about April 4, 2003. Certain of the officers and regular employees of the Company may solicit proxies by correspondence, telephone or in person, without compensation. The Company may also pay to banks, brokers, nominees and certain fiduciaries their reasonable expenses incurred in forwarding these proxy materials.

Only shareholders of record that are registered in the Company’s share register on the third business day before the date of the Meeting will be entitled to personally attend and vote their shares at the Meeting. Proxies that are granted by persons that are shareholders of record on March 13, 2003 (the “Record Date”) but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. Each of the proposals of the Annual Meeting must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

In the event the attendance quorum of 33.3% is not attained at the Annual Meeting, an extra shareholders’ meeting will be held on June 3, 2003 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Annual Meeting”).

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80% of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposals no. 3, (i) through (iii) of the Extraordinary Meeting require the approval by a majority of 75% of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

In the event the attendance quorum of 50% is not attained at the Extraordinary Meeting, an extra shareholders’ meeting will be held on June 3, 2003 at 12.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Extraordinary Meeting”).

As of March 13, 2003, there were 10,507,810 shares outstanding and entitled to vote. Each share entitled to vote at the Meeting has one vote and may be voted either in person or by proxy.

This English version is translated from the original Dutch version and is for information purposes only.

Shareholders who plan to attend the Meeting in person and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to inform the Company by marking the appropriate box on the enclosed proxies and returning the same to the registered office of the Company.

Shareholders or their duly empowered proxyholders who plan to vote by proxy and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to sign, date and promptly return the accompanying forms of proxy to the registered office of the Company.

The enclosed proxies, if properly executed and returned, will be voted as directed on the proxy or, in the absence of such direction, for each of the proposals as recommended by the Board of Directors. Such proxies may be revoked at any time prior to exercise by filing with the Company a written revocation, by executing proxies with a later date, or by attending and voting in person at the Meeting.

MANAGEMENT

Board of Directors. The following table sets forth certain information with respect to the directors. Their mandate terminates immediately after the annual meeting of 2008.

Name	Age	Position
Joseph Verjans	56	Chairman of the Board of Directors

Antoon De Proft	43	President and Chief Executive Officer

August Smeyers	48	Director, Vice President Research and Development

Exeter International NV represented by its permanent representative Paul de Vrée(1) (2)	59	Director

André Oosterlinck (1)	56	Director

Fred Chaffart (1)	67	Director

(1)	Member of the Audit Committee.
(2)	Corporations may serve as directors of Belgian companies and for that purpose must appoint a permanent representative.

Joseph Verjans has served as the Company’s Chief Executive Officer since he joined ICOS in 1984. In 1989 he also became President and Chairman of the Board of Directors. On April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer. He nevertheless continues his mandate as Chairman of the Board of Directors. Prior to joining the Company, he served as the Equipment Manager in the Graphics Division of Agfa-Gevaert, a film and film processing equipment maker. Mr. Verjans received a Ph.D. degree in electronics from the University of Leuven in 1974.

Antoon De Proft has been the Chief Executive Officer since April 1, 2002. Previously, he served the Company from 1985 until 2000, first as application manager in the US subsidiary and as vice president, marketing and sales of the Company since 1989. Before that, he was employed as applications engineer at International Imaging Systems in the US and as a researcher at the University of Leuven. In the period 2000-2001, he was active as a management consultant, specialized in medium to mid-sized high tech companies. Mr. De Proft received a masters degree in electromechanical engineering from the Leuven University in 1982 as well as a degree in medical engineering.

This English version is translated from the original Dutch version and is for information purposes only.

August Smeyers joined the Company in 1985 as the Applications Development Manager and has served as the Company’s Vice President of Research and Development since 1987 and as a director since 1989. Prior to joining the Company, he was the Applications Manager for real-time automation systems at General Engineering and Training NV, an automation company. Mr. Smeyers received a masters degree in electro-mechanical engineering from the University of Leuven in 1976.

Exeter International NV is the management company of Mr. Paul de Vrée, incorporated in 1997.

Paul de Vrée is a co-founder of the Company and served as the first Chairman of the Board of Directors of ICOS until 1989. He again became a Director of the Company, as the representative of his management company, Exeter International NV, in 1997. In 1983, he founded Advent Management Belgium, a venture capital company associated with Advent International and has served as its Chief Executive Officer until 1997 when he founded Rendex, a European venture capital company.

André Oosterlinck is a co-founder of the Company. He has served as a Director of the Company from 1982 until 1988 and again became a Director in 1989. Dr. Oosterlinck received an engineer degree in electro-engineering in 1972 and earned his Ph.D. degree in electronics and computer science in 1977 from the University of Leuven. Since 1984, he has been a full time professor at the University of Leuven and has served as its President since 1995.

Fred Chaffart holds a masters degree in economics and completed the Senior Executive Program at Stanford University. He started his career in the family business, was subsequently part of the Marking Department of Proctor & Gamble and then worked as a consultant. After a period as Commercial Director in different financial departments, he held leading positions in several companies of the Belgian sugar and cement industry. Later, he also became President of Fortis Bank Belgium. Currently, he holds directorships with various companies and is President of the Management School at the University of Antwerp.

Under the Company’s Articles of Association the shareholders belonging to the management of the Company or of ICOS Vision Systems NV or that serve as managing director of one of the subsidiaries of the Company or of ICOS Vision Systems NV on the one hand and Joseph Verjans on the other, are entitled to propose the candidates for the election of the majority of the members and one member, respectively, of the Company’s Board of Directors. The right of Mr. Verjans to nominate a candidate for election to the Board is transferable to any shareholder of the Company, but in any event will expire upon the death of Mr. Verjans. The Board of Directors has been informed that the aforementioned shareholders do not wish to exercise such right.

The Audit Committee of the Company operates pursuant to a written charter (the “Audit Committee Charter”) which was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the Company’s statutory auditor; reviewing and monitoring the Company’s financial reporting process and internal control systems; reviewing the Company’s annual accounts, the scope of the audit and the proper performance of this duty of the statutory auditor; reviewing the independence of the statutory auditor; providing an open avenue for communication between the statutory auditor, management and the Board of Directors; and reviewing its charter. The Audit Committee held 4 meetings during fiscal year 2002. The Board of Directors has determined that all Audit Committee members are independent, in accordance with the listing standards of the Nasdaq National Market.

This English version is translated from the original Dutch version and is for information purposes only.

Citizenship of Directors; No Family Relationships

All Directors of the Company are Belgian citizens. There are no family relationships among the Directors of the Company.

Security Ownership of Directors, Officers and Certain Other Persons

The following table sets forth certain information as of March 13, 2003 with respect to the ownership of the Company’s shares and stock options by all executive officers and directors taken as a group and each person known by the Company to own 5% or more of the Company’s shares. This information is based upon information received from or on behalf of the named individuals.

Name	Shares and Options Owned (1)	Percentage
Joseph Verjans(2)	1.719.327	16,36%
August Smeyers	835.579	7,95%
All directors and executive officers taken as a group (2)	3.532.325	33,62%

(1)	Unless otherwise noted, to the knowledge of the Board of Directors, each person identified possesses sole voting and investment power with respect to the shares listed.
(2)	Includes shares held by a company which is controlled by Mr. Verjans.

Reports concerning the Annual Meeting

In compliance with Article 553 of the Belgian Company Code, the following documents are enclosed with the notice for the Annual Meeting: the Company’s unconsolidated annual accounts closed on December 31, 2002 (prepared according to Belgian GAAP), the Board of Directors’ annual report and the statutory auditor’s report with respect to the unconsolidated accounts, as well as the consolidated annual accounts of the Company closed on December 31, 2002 (prepared in accordance with U.S. GAAP), the Board of Directors’ report (included in the Board of Director’s report with respect to the unconsolidated accounts) and the statutory auditor’s report with respect to the consolidated accounts. A copy of the annual report that is usual for American public companies and that contains the consolidated financial statements of the Company that are prepared in accordance with U.S. GAAP and are audited by Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., as well as a description and analysis by management of the financial results are also enclosed.

This English version is translated from the original Dutch version and is for information purposes only.

PROPOSALS FOR THE ANNUAL MEETING

PROPOSAL NO. 1 – APPROVAL OF THE ANNUAL ACCOUNTS OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the annual accounts of the Company, closed on December 31, 2002 including the allocation of results as set forth therein.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 – NOMINATION OF DIRECTORS AS INDEPENDENT DIRECTORS

The Board of Directors proposes and recommends to the Company’s shareholders that they consider and approve the proposal to appoint the following Directors as independent Directors in accordance with the new Article 524, § 4 of the Belgian Company Code : Messrs. André Oosterlinck and Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée as its permanent representative (“vaste vertegenwoordiger/représentant permanent”), for a term ending immediately after the annual meeting of 2008, the date of the expiry date of their current mandate.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 3 – FIXED REMUNERATION FOR DIRECTORS

The Board of Directors proposes and recommends to the Company’s shareholders that they consider and approve the proposal to authorize the Board of Directors to determine the fixed remuneration of the directors that are members of any advisory committee created by the Board of Directors, whereby such remuneration may not amount to more than 1,000 euro per meeting of such committee, and without prejudice to the powers of the shareholders’ meeting to determine, modify or abolish such remuneration.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

This English version is translated from the original Dutch version and is for information purposes only.

PROPOSAL NO. 4 – DISCHARGE TO ALL DIRECTORS OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they consider and approve the proposal to grant discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2002 in accordance with Belgian law.

A simple majority of the shareholders at a duly convened shareholders’ meeting may discharge directors from liability to the Company relating to the performance of their duties after the presentation of the annual report of the Board of Directors and the approval of the annual accounts. This discharge prohibits shareholders who approved this proposal from bringing derivative suits against the directors on behalf of the Company on such grounds. A general discharge of director liability does, however, not relieve such persons from liability to third parties or from liability to the Company for violations of the Belgian Company Code or the Articles of Association, unless such violations are specifically set out in the notice for the annual meeting. Notwithstanding a general discharge, directors may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 5 – DISCHARGE TO THE STATUTORY AUDITOR OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they consider and approve the proposal to grant discharge to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended on December 31, 2002, in accordance with Belgian law.

A simple majority of the shareholders at a duly convened shareholders’ meeting may discharge statutory auditors from liability to the Company relating to the performance of their duties after the presentation of the annual report of the Board of Directors and the report of the statutory auditor and after the approval of the annual accounts. This discharge prohibits shareholders who approved this proposal from bringing derivative suits against the auditors on behalf of the Company on such grounds. A general discharge of auditor liability does, however, not relieve such persons from liability to third parties or from liability to the Company for violations of the Belgian Company Code or the Articles of Association, unless such violations are specifically set out in the notice for the annual meeting. Notwithstanding a general discharge, the statutory auditor may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting

The Board of Directors recommends that the stockholders or their proxyholders vote FOR approval of this Proposal

This English version is translated from the original Dutch version and is for information purposes only.

PROPOSALS FOR THE EXTRAORDINARY MEETING

PROPOSAL NO. 1 – AUTHORIZATION TO REDEEM SHARES

The Board of Directors proposes and recommends to the Company’s shareholders that they authorize the Board of Directors for a period of 18 months to redeem a maximum of 1,000,000 shares of the Company at a price of at least 0,01 euro and at the most 10 euro.

The affirmative vote of the holders of 80% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this proposal.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 – AUTHORIZATION TO TRANSFER REDEEMED SHARES

The Board of Directors proposes and recommends to the Company’s shareholders that they authorize the Board of Directors to transfer the redeemed shares held by the Company (i) either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options; (ii) or by way of sale on a regulated market; (iii) or in any other manner or to any other person, in accordance with the interests of the Company, provided that the value received in consideration for such transfer amounts to at least 75% of the average closing price on NASDAQ Europe and, as of the listing thereon, on the First Market of Euronext Brussels during the thirty calendar days before such transfer.

The affirmative vote of the holders of 80% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this proposal.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

This English version is translated from the original Dutch version and is for information purposes only.

PROPOSAL NO. 3 – AMENDMENT OF THE ARTICLES OF ASSOCIATION

1.	The Board of Directors proposes and recommends to the Company’s shareholders that they approve the amendment of the Articles of Association in order to reconcile certain provisions thereof with the modification of the Belgian Company Code pursuant to the Belgian Law of August 2, 2002 by:

(i) replacing in Article 25 the title ‘DIRECTIE COMITE – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – DAILY MANAGEMENT”) by ‘DIRECTIECOMITE – ADVISERENDE COMITES – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – ADVISORY COMMITTEE – DAILY MANAGEMENT”);

(ii) replacing in Artikel 25, first paragraph ‘De raad van bestuur mag binnen of buiten zijn kring elk directiecomité oprichten, elk raadgevend of technisch comité, al dan niet permanent, waarvan hij de samenstelling, de bevoegdheden en in voorkomend geval de vaste of veranderlijke vergoeding bepaalt, ten laste van de algemene kosten.’ (“The Board of Directors may create, whether or not among its members, any executive comittee, any advisory or technical committee, whether or not on a permanent basis, of which it shall determine the composition, the powers and the fixed or variable remuneration (if any) to be charged to the overhead expenses.”) by ‘De raad van bestuur mag binnen of buiten zijn kring een directiecomité oprichten waarvan hij de bevoegdheid, de werkwijze, de voorwaarden voor de aanstelling van de leden, hun ontslag, hun bezoldiging en de duur van hun opdracht bepaalt.

Binnen de raad van bestuur wordt een auditcomité opgericht dat belast is met het permanent toezicht op de afgewerkte dossiers van de commissaris. Daarnaast kan de raad van bestuur in zijn midden tevens één of meer andere adviserende comités oprichten waarvan hij de samenstelling en de opdrachten bepaalt.’ (“The Board of Directors may create, whether or not among its members, an executive comittee, of which it shall determine the powers, the procedure, the conditions for appointment of its members, their dismissal, their remuneration and the duration of their mandate.

Among the members of the Board of Directors an audit committee is created that is in charge of the permanent supervision of the accomplished missions of the statutory auditor. In addition, the board of directors may create, among its members, one or more advisory committees, of which it shall determine the composition and tasks.”);

(iii) replacing in Article 33, first paragraph ‘Het recht om deel te nemen aan de algemene vergadering wordt slechts verleend op grond van de inschrijving van de aandeelhouder in het register van de aandelen op naam van de vennootschap. Voornoemde inschrijving dient te zijn geschied tenminste drie werkdagen vóór de datum bepaald voor de bijeenkomst van de algemene vergadering.’ (“The right to participate in the shareholders’ meeting is granted pursuant to the registration of the shareholder in the nominal share register of the company. Such registration must be take place at least three business days preceding the date of the gathering of the shareholders’ meeting.”) by ‘Het recht om deel te nemen aan de algemene vergadering en er te stemmen wordt slechts verleend aan de aandeelhouders met betrekking tot de aandelen waarvan zij houder zijn om 24 uur op de vijfde werkdag voor de algemene vergadering (d.i. de registratiedatum). In een door de raad van bestuur aangewezen register wordt ingeschreven over hoeveel aandelen elke aandeelhouder beschikt op de registratiedatum om 24 uur. Bij de oproeping tot de algemene vergadering wordt de registratiedatum vermeld alsmede de wijze waarop de aandeelhouders zich kunnen laten registreren.’ (“The right to participate in, and to vote at, the shareholders’ meeting is only granted to the shareholders with respect to the shares of which they are the holder at 12 p.m. at the fifth business day preceding the general meeting (i.e. the registration date). In a register, designated thereto by the board of directors, the number of shares that each shareholder holds at the registration date at 12 p.m. will be registered. The notice for the shareholders’ meeting will set out the registration date, as well as the manner in which the shareholders may be registered.”).

The affirmative vote of the holders of 75% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of these proposals.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

This English version is translated from the original Dutch version and is for information purposes only.

OTHER MATTERS

Voting Procedures

Only shareholders of record registered in the Company’s share register on March 13, 2003 (the “Record Date”) will be entitled to receive this proxy statement. Please note that in accordance with Belgian Company Law, only shareholders of record that are registered in the Company’s share register on the third business day before the date of the Meeting, or their duly empowered proxyholders, will be entitled to attend and vote at the Meeting. Proxies that are granted by persons that on the Record Date are registered as shareholders in the Company’s share register but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

The votes cast at the Meeting will be tabulated by an inspector of elections appointed by the Chairman.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. Each of the proposals of the Annual Meeting must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

In the event the attendance quorum of 33.3% is not attained at the Annual Meeting, an extra shareholders’ meeting will be held on June 3, 2003 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Annual Meeting”).

The notice for the Second Annual Meeting will only be sent (by registered letter) to the shareholders of record registered in the Company’s share register on March 13, 2003. The proxies granted for the Meeting of May 13, 2003 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the shareholders of record registered in the Company’s share register on the third business day preceding the date of the Second Meeting (i.e. May 28, 2003), will be entitled to attend and vote in person at the Second Meeting.

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. In the event such attendance quorum is not attained, an extra shareholders’ meeting will be convened that will be allowed to deliberate regardless of the share capital represented by the shareholders present. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposals no. 3, (i) through (iii) of the Extraordinary Meeting require the approval by a majority of 75 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

In the event the attendance quorum of 50 % is not attained at the Extraordinary Meeting, the extra shareholders’ meeting will be held on June 3, 2003 at 12.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Extraordinary Meeting”).

The notice for the Second Extraordinary Meeting will only be sent (by registered letter) to the shareholders of record registered in the Company’s share register on March 13, 2003. The proxies granted for the Extraordinary Meeting of May 13, 2003 can also be voted with at the Second Extraordinary Meeting. In the event a Second Extraordinary Meeting is convened, only the shareholders of record registered in the Company’s share register on the third business day preceding the date of the Second Extraordinary Meeting (i.e. May 28, 2003), will be entitled to attend and vote in person at the Second Extraordinary Meeting.

Annual Report on Form 20-F

Copies of the Company’s Annual Report on Form 20-F (for the fiscal year ended December 31, 2002) will be available to shareholders or their duly empowered representatives without charge upon written request addressed to Investor Relations, ICOS Vision Systems Corporation N.V. Researchpark Haasrode- Zone 1, Esperantolaan, 8 – 3001 Heverlee, Belgium.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY TO THE REGISTERED OFFICE OF THE COMPANY.

This English version is translated from the original Dutch version and is for information purposes only.

PROXY RELATING TO THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 13, 2003

The undersigned hereby appoints Antoon De Proft, Chief Executive Officer and Dominique Vercammen, Finance Manager, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Annual General Meeting of Shareholders of ICOS Vision Systems Corporation NV (the “Company”) to be held on May 13, 2003 at 11.00 a.m. and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at said Annual General Meeting upon the matters set forth in the Notice of and Proxy Statement for the Annual General Meeting in accordance with the instructions on the reverse side or if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Annual General Meeting are hereby revoked.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable by written notice.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 13, 2003

The Board of Directors recommends a vote for proposals n° 1 through n° 5 of the Annual General Meeting of Shareholders :

1.	To approve the annual accounts of the Company, closed on December 31, 2002 including the allocation of results as set forth therein.

FOR	AGAINST	ABSTAIN
❑	❑	❑

2.	To approve the appointment of the following Directors as independent Directors in accordance with Article 524, § 4 of the Belgian Company Code : Messrs. André Oosterlinck and Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée as its permanent representative (“vaste vertegenwoordiger/représentant permanent”), for a term ending immediately after the annual meeting of 2008, the date of the expiry date of their current mandate.
FOR	AGAINST	ABSTAIN
❑	❑	❑

3.	To authorize the Board of Directors to determine the fixed remuneration of the directors that are members of any advisory committee created by the Board of Directors, whereby such remuneration may not amount to more than 1,000 euro per meeting of such committee, and without prejudice to the powers of the shareholders’ meeting to determine, modify or abolish such remuneration.

FOR	AGAINST	ABSTAIN
❑	❑	❑

4.	To grant discharge under Belgian law to all directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2002 in accordance with Belgian law.

FOR	AGAINST	ABSTAIN
❑	❑	❑

5.	To grant discharge under Belgian law to Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., the statutory auditor, for the execution of its mandate for the fiscal year ended December 31, 2002.

FOR	AGAINST	ABSTAIN
❑	❑	❑

☐	MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT.

☐	MARK HERE IF YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS.

DATE:

NAME:

SIGNATURE:

PROXY RELATING TO THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 13, 2003.

The undersigned hereby appoints Antoon De Proft, Chief Executive Officer and Dominique Vercammen, Finance Manager, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Extraordinary General Meeting of Shareholders of ICOS Vision Systems Corporation NV (the “Company”) to be held on May 13, 2003 and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at said Extraordinary General Meeting upon the matters set forth in the Notice of and Proxy Statement for the Meeting in accordance with the instructions on the reverse side or if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Extraordinary General Meeting are hereby revoked.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable by written notice.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

❑	MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT.

❑	MARK HERE IF YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING.

DATE :

NAME :

SIGNATURE :

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 13, 2003.

The Board of Directors recommends a vote for proposals n° 1 through n° 3 of the Extraordinary General Meeting of Shareholders :

1.	To authorize the Board of Directors for a period of 18 months to redeem a maximum of 1,000,000 shares of the Company at a price of at least 0,01 euro and at the most 10 euro.

FOR	AGAINST	ABSTAIN
❑	❑	❑

2.	To authorize the Board of Directors to transfer the redeemed shares held by the Company (i) either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options; (ii) or by way of sale on a regulated market; (iii) or in any other manner or to any other person, in accordance with the interests of the Company, provided that the value received in consideration for such transfer amounts to at least 75% of the average closing price on NASDAQ Europe and, as of the listing thereon, on the First Market of Euronext Brussels during the thirty calendar days before such transfer.

FOR	AGAINST	ABSTAIN
❑	❑	❑

3.	To amend the Articles of Association in order to reconcile certain provisions thereof with the modification of the Belgian Company Code pursuant to the Belgian Law of August 2, 2002 by:

(i) replacing in Article 25 the title ‘DIRECTIE COMITE – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – DAILY MANAGEMENT”) by ‘DIRECTIECOMITE – ADVISERENDE COMITES – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – ADVISORY COMMITTEE – DAILY MANAGEMENT”);

(ii) replacing in Artikel 25, first paragraph ‘De raad van bestuur mag binnen of buiten zijn kring elk directiecomité oprichten, elk raadgevend of technisch comité, al dan niet permanent, waarvan hij de samenstelling, de bevoegdheden en in voorkomend geval de vaste of veranderlijke vergoeding bepaalt, ten laste van de algemene kosten.’ (“The Board of Directors may create, whether or not among its members, any executive comittee, any advisory or technical committee, whether or not on a permanent basis, of which it shall determine the composition, the powers and the fixed or variable remuneration (if any) to be charged to the overhead expenses.”) by ‘De raad van bestuur mag binnen of buiten zijn kring een directiecomité oprichten waarvan hij de bevoegdheid, de werkwijze, de voorwaarden voor de aanstelling van de leden, hun ontslag, hun bezoldiging en de duur van hun opdracht bepaalt.

Binnen de raad van bestuur wordt een auditcomité opgericht dat belast is met het permanent toezicht op de afgewerkte dossiers van de commissaris. Daarnaast kan de raad van bestuur in zijn midden tevens één of meer andere adviserende comités oprichten waarvan hij de samenstelling en de opdrachten bepaalt.’ (“The Board of Directors may create, whether or not among its members, an executive comittee, of which it shall determine the powers, the procedure, the conditions for appointment of its members, their dismissal, their remuneration and the duration of their mandate.

Among the members of the Board of Directors an audit committee is created that is in charge of the permanent supervision of the accomplished missions of the statutory auditor. In addition, the board of directors may create, among its members, one or more advisory committees, of which it shall determine the composition and tasks.”);

(iii) replacing in Article 33, first paragraph ‘Het recht om deel te nemen aan de algemene vergadering wordt slechts verleend op grond van de inschrijving van de aandeelhouder in het register van de aandelen op naam van de vennootschap. Voornoemde inschrijving dient te zijn geschied tenminste drie werkdagen vóór de datum bepaald voor de bijeenkomst van de algemene vergadering.’ (“The right to participate in the shareholders’ meeting is granted pursuant to the registration of the shareholder in the nominal share register of the company. Such registration must be take place at least three business days preceding the date of the gathering of the shareholders’ meeting”) by ‘Het recht om deel te nemen aan de algemene vergadering en er te stemmen wordt slechts verleend aan de aandeelhouders met betrekking tot de aandelen waarvan zij houder zijn om 24 uur op de vijfde werkdag voor de algemene vergadering (d.i. de registratiedatum). In een door de raad van bestuur aangewezen register wordt ingeschreven over hoeveel aandelen elke aandeelhouder beschikt op de registratiedatum om 24 uur. Bij de oproeping tot de algemene vergadering wordt de registratiedatum vermeld alsmede de wijze waarop de aandeelhouders zich kunnen laten registreren.’ (“The right to participate in, and to vote at, the shareholders’ meeting is only granted to the shareholders with respect to the shares of which they are the holder at 12 p.m. at the fifth business day preceding the general meeting (i.e. the registration date). In a register, designated thereto by the board of directors, the number of shares that each shareholder holds at the registration date at 12 p.m. will be registered. The notice for the shareholders’ meeting will set out the registration date, as well as the manner in which the shareholders may be registered.”).

FOR	AGAINST	ABSTAIN
❑	❑	❑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 18, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President